UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Amendment No. ____)* Under the Securities Exchange Act of 1934
Britton & Koontz Capital Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

111091104
(CUSIP Number)

Allan S. Martin 401 East Jackson Street, Suite 2370 Tampa, Florida 33602 (813) 443-0746
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

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CUSIP No.  111091104                                                                                          13D                         Page  2 of 8 Pages

1	NAMES OF REPORTING PERSONS Allan S. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,100(a)
	8	SHARED VOTING POWER 112,871(b)
	9	SOLE DISPOSITIVE POWER 13,100(a)
	10	SHARED DISPOSITIVE POWER 112,871(b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(c)
14	TYPE OF REPORTING PERSON IN
(a)
Includes (i) 2,500 shares held in the Allan S. Martin Rollover IRA, (ii) 700 shares held in the Allan S. Martin Contributory IRA, (iii) 900 shares held by Allan S. Martin as Custodian for Katherine M. Martin UFLUTMA, and (iv) 9,000 shares held by The Martin Family Foundation (of which Mr. Martin is the Chairman).

(b)	Represents 112,871 shares held as tenants by the entirety with Mrs. Marie B. Martin.

(c)
Based on 2,138,466 shares of common stock outstanding, as reported by Britton & Koontz Capital Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No.  111091104                                                                                          13D                         Page  3 of 8 Pages

1	NAMES OF REPORTING PERSONS Marie B. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700(a)
	8	SHARED VOTING POWER 112,871(b)
	9	SOLE DISPOSITIVE POWER 700(a)
	10	SHARED DISPOSITIVE POWER 112,871(b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (c)
14	TYPE OF REPORTING PERSON IN
(a)	Represents 700 shares held in the Marie B. Martin Contributory IRA.

(b)	Represents 112,871 shares held as tenants by the entirety with Mr. Allan S. Martin.

(c)
Based on 2,138,466 shares of common stock outstanding, as reported by Britton & Koontz Capital Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission on November 14, 2011.

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CUSIP No.  111091104                                                                                          13D                         Page 4 of 8 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $2.50 per share (“Common Stock”), of Britton & Koontz Capital Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 500 Main Street, Natchez, Mississippi 39120.

Item 2.  Identity and Background.

This statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Allan S. Martin and (ii) Marie B. Martin (collectively, the “Reporting Persons”).  The Joint Filing Agreement, dated January 9, 2012, by and between the Reporting Persons is attached as Exhibit 1 to this Schedule 13D.

Information with Respect to Allan S. Martin:

(a)	Name: Allan S. Martin (“Allan Martin”)

(b)	Residence Address: 801 S. Delaware Avenue, Tampa, Florida 33606

(c)
Principal Occupation or Employment:  Allan Martin is the Managing Member of Atlantic Merchant Capital Investors, LLC, a private equity firm that invests in middle-market businesses throughout the southeastern United States.  Atlantic Merchant Capital Investors, LLC is located at 401 East Jackson Street, Suite 2370, Tampa, Florida 33602.

(d)	Criminal Proceedings: During the last five years, Allan Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings:  During the last five years, Allan Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

Information with Respect to Marie B. Martin:

(a)	Name: Marie B. Martin (“Marie Martin”)

(b)	Residence Address: 801 S. Delaware Avenue, Tampa, Florida 33606

(c)	Principal Occupation or Employment: Marie Martin is a homemaker and is therefore not currently employed outside the home.

(d)	Criminal Proceedings: During the last five years, Marie Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings:  During the last five years, Marie Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

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Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds were used to purchase the shares of Common Stock beneficially owned by the Reporting Persons.  No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares of Common Stock.

The aggregate purchase price for the 60,000 shares of Common Stock acquired by the Reporting Persons on December 30, 2011, which shares are held by the Reporting Persons as tenants by the entirety and are beneficially owned by both of the Reporting Persons, was $432,334.12 (including fees and commissions).

Prior acquisitions by the Reporting Persons of shares of Common Stock that were not previously reported are not material and are therefore not described in detail herein.

Item 4.  Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Persons were purchased, and are held, for investment purposes.

The Reporting Persons, directly or indirectly, may acquire additional shares of Common Stock from time to time in open market or private transactions, depending on various factors.  The Reporting Persons, directly or indirectly, may also choose to dispose of some or all of their respective beneficial holdings of Common Stock.

Except as set forth above, as of the date hereof, neither of the Reporting Persons have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

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CUSIP No.  111091104                                                                                          13D                         Page 6 of 8 Pages

Item 5.  Interest in Securities of the Issuer.

Information with Respect to Allan Martin:

(a)
As of January 9, 2012, Allan Martin beneficially owns 125,971 shares of Common Stock, which includes (i) 112,871 shares of Common Stock held as tenants by the entirety with his spouse, Marie Martin, (ii) 2,500 shares held in the Allan S. Martin Rollover IRA, (iii) 700 shares held in the Allan S. Martin Contributory IRA, (iv) 900 shares held by Allan S. Martin as Custodian for Katherine M. Martin UFLUTMA, and (v) 9,000 shares held by The Martin Family Foundation (of which Allan Martin is the Chairman).  The 125,971 shares of Common Stock beneficially owned by Allan Martin represent approximately 5.9% of the shares of Common Stock issued and outstanding, based on 2,138,466 outstanding shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission on November 14, 2011.

(b)	Allan Martin has:

(i)	sole power to vote or to direct the vote of 13,100 shares of Common Stock;

(ii)           shared power to vote or to direct the vote of 112,871 shares of Common Stock;

(iii)	sole power to dispose or to direct the disposition of 13,100 shares of Common Stock; and

(iv)	shared power to dispose or to direct the disposition of 112,871 shares of Common Stock.

(c)
As noted in Item 3 of this Schedule 13D, on December 30, 2011, the Reporting Persons acquired 60,000 shares of Common Stock, which are held by the Reporting Persons as tenants by the entirety and are beneficially owned by both of the Reporting Persons.  These shares were acquired on behalf of the Reporting Persons by a broker-dealer in a series of open market transactions.  The weighted average purchase price for 54,471 of the shares was $7.31 per share (taking into account purchase prices ranging from $6.50 to $7.50 per share).  The weighted average purchase price for the remaining 5,529 of the shares was $6.15 per share (taking into account purchase prices ranging from $6.00 to $6.40 per share).  Upon request by the SEC staff, Allan Martin will provide full information regarding the number of shares purchased at each separate price.

Other than the December 30, 2011 acquisition transactions described above and in Item 3 of this Schedule 13D, Allan Martin has not effected any transactions in the Common Stock during the past sixty days.

(d)
Other than Marie Martin’s rights with respect to the 112,871 shares of Common Stock held as tenants by the entirety with Allan Martin, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Allan Martin.

(e)	Not Applicable.

Information with Respect to Marie Martin:

(a)
As of January 9, 2012, Marie Martin beneficially owns 113,571 shares of Common Stock, which includes (i) 112,871 shares of Common Stock held as tenants by the entirety with her spouse, Allan Martin, and (ii) 700 shares held in the Marie B. Martin Contributory IRA.  The 113,571 shares of Common Stock beneficially owned by Marie Martin represent approximately 5.3% of the shares of Common Stock issued and outstanding, based on 2,138,466 outstanding shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission on November 14, 2011.

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(b)	Marie Martin has:

(i)	sole power to vote or to direct the vote of 700 shares of Common Stock;

(ii)           shared power to vote or to direct the vote of 112,871 shares of Common Stock;

(iii)	sole power to dispose or to direct the disposition of 700 shares of Common Stock; and

(iv)	shared power to dispose or to direct the disposition of 112,871 shares of Common Stock.

(c)
As noted in Item 3 of this Schedule 13D, on December 30, 2011, the Reporting Persons acquired 60,000 shares of Common Stock, which are held by the Reporting Persons as tenants by the entirety and are beneficially owned by both of the Reporting Persons.  These shares were acquired on behalf of the Reporting Persons by a broker-dealer in a series of open market transactions.  The weighted average purchase price for 54,471 of the shares was $7.31 per share (taking into account purchase prices ranging from $6.50 to $7.50 per share).  The weighted average purchase price for the remaining 5,529 of the shares was $6.15 per share (taking into account purchase prices ranging from $6.00 to $6.40 per share).  Upon request by the SEC staff, Marie Martin will provide full information regarding the number of shares purchased at each separate price.

Other than the December 30, 2011 acquisition transactions described above and in Item 3 of this Schedule 13D, Marie Martin has not effected any transactions in the Common Stock during the past sixty days.

(d)
Other than Allan Martin’s rights with respect to the 112,871 shares of Common Stock held as tenants by the entirety with Marie Martin, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Marie Martin.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Joint Filing Agreement, dated January 9, 2012, by and between the Reporting Persons, which is filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 9, 2012, by and between Allan S. Martin and Marie B. Martin

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2012                                                                           /s/  Allan S. Martin
Allan S. Martin

Date: January 9, 2012                                                                           /s/ Marie B. Martin
Marie B. Martin